Mail Stop 3720

July 17, 2006

Via U.S. Mail and Fax (703) 547-5227

Mr. Bryon R. Siliezar
Chief Financial Officer
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, VA 20191

      RE: NII Holdings, Inc.
              Form 10-K for the Year ended December 31, 2005
              Filed March 22, 2006
              File No. 000-32421

Dear Mr. Siliezar:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements and Notes

Consolidated Statement of Cash Flows, page F-7

1.   Explain to us your basis for presenting payments related to derivative activities as an investing activity rather than as an operating activity in your statement of cash flows.

3. Significant Transactions, page F-23

2.   Regarding your accounting for the acquisition of AOL Mexico, explain to us your basis in GAAP for recording the $34,340 deferred credit. Please reference the specific accounting literature that supports your accounting.

3.   We note that, in addition to the tax loss carryforwards, you acquired call center assets, certain accounts receivable, and access to AOL Mexico's customer list. Explain to us why you did not assign any value to these assets and tell us their estimated fair values at the purchase date. Also, tell us the total amount of cash collected to date on the receivables acquired in the AOL Mexico purchase.

9. Commitments and Contingencies, pages F-37 – F-40

Brazilian Contingencies

4.   We note Nextel Brazil has reversed contingent liabilities in each of the past three years. It is unclear to us how your policy for recording loss contingencies is in compliance with GAAP given that the probability threshold in SFAS No. 5 for accruing a loss is very high. With respect to each loss accrual reversed during 2005 and 2004, please explain to us (a) why you believed the Company incurred a loss at the time it was recorded, (b) the specific facts and circumstances of each item that management relied upon when concluding that it was <u>probable</u> that a liability had been incurred, and (c) the events or changes in circumstances that transpired that you relied upon when concluding that the accrual should be reversed.

5.   In addition, regarding your reversal of the accrual "[a]s a result of the expiration of the statute of limitations for certain contingencies during the year ended December 31, 2005," we assume the Company did not receive notification from the Brazilian authorities in connection with these perceived losses given the expire of the statute of limitations. If this is true, it is very difficult to understand how you were able to reasonably conclude that it was probable a loss had been incurred and how you reasonably determined the amount accrued was a better estimate than any other amount within the range of probable loss. Explain to us in detail your basis for this accounting and tell us why this is not an error.

6.   Explain to us the nature of each of the unasserted loss accruals included in the $24.3 million balance recorded by Nextel Brazil for unasserted claims as of March 31, 2006 and tell us the specific facts that you relied upon when concluding that it is probable a loss had been incurred by the Company. Also, with respect to each accrual, explain to us how you determined the amount recorded was the best estimate of the amount of loss in accordance with the guidance in FIN 14.

7.   Explain to us the nature of the "monetary corrections" recorded as part of your reversal of the loss contingency accruals and specifically indicate whether these are error corrections or not. Also, explain why you are recording them as other income.

Argentine Contingencies

8.   Regarding the Universal Service Tax, clarify if the $5.1 million accrual referenced in the first paragraph under this heading is included in the total accrual of $6.4 million referenced in the third paragraph on page F-40. Also, in light of the fact that the Company only billed customers $0.2 million for the Universal Tax (which we note was reimbursed in March 2006), explain to us how your accrual of $6.4 million is the best estimate of what the Company owed as of December 31, 2005, as required under the guidance in FIN 14.

11. Derivative Instruments, pages F-41 – F-43

9.   Refer to the last paragraph on page F-41. Explain to us why you do not classify the loss on the hedge of forecasted handset purchases within the line-item "cost of digital handset and accessory sales."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director